QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 16, 2005
	By:	/s/ RASHA EL SISSI
Name: Rasha El Sissi Title: Associate Vice President, Legal

TD BANK FINANCIAL GROUP ANNOUNCES SETTLEMENT IN
ENRON BANKRUPTCY LITIGATION

TORONTO, August 16, 2005 — TD Bank Financial Group announced today that it has agreed to a settlement in the so-called Enron Mega-Adversary proceeding brought by Enron Corp. against TDBFG and currently pending in the United States Bankruptcy Court in New York.

TD Bank Financial Group will make a pre-tax payment of US $50 million in cash to Enron Corp. to resolve alleged common law claims.

"I am pleased that we have dealt with this bankruptcy litigation," said Ed Clark, President and Chief Executive Officer, TD Bank Financial Group. "The work we have done over the last two years to strategically reposition the Bank, strengthen our balance sheet and diversify our earnings potential through strategic acquisitions has positioned us well no matter what the markets or, in this instance, past circumstances, may throw our way."

The settlement also includes an additional US $20 million payment to resolve alleged bankruptcy avoidance claims which seek to recover from TDBFG certain pre-bankruptcy payments. These claims relate to payments made by Enron to creditors in the three years prior to Enron declaring bankruptcy. In exchange for an additional payment of US $60 million, Enron has agreed to allow approximately US $320 million in claims that TD had transferred to third parties. This payment will ensure that these parties will not receive different treatment in the bankruptcy action because they acquired their claims from TD.

The Bank will also waive distributions on a remaining US $55 million of claims, which TDBFG had already written off.

"We have agreed to a negotiated settlement in this matter because we thought it was preferable to the time, expense and unpredictability of litigation and for that reason, believe that it is in the best interest of our shareholders," said Clark.

The agreement provides for the resolution of all claims between the parties. In making the settlement, TD has denied any wrong-doing or liability. The settlement is subject to the approval of the United States Bankruptcy Court.

TDBFG is a defendant in other Enron-related litigation, including a securities class action pending in Texas, known as the "Newby" action. Therefore, the Bank also announced an increase of US $300 million to its existing litigation reserve resulting in an after-tax charge of CDN $238 million, to be recorded in the third quarter.

"Because there have been no settlements reached for the securities action with any of the less involved banks, it is difficult to know what reserves are prudent. It would be reasonable to argue, given the facts of our involvement in Enron, that we should be able to resolve any claim for quite a small amount. On the other hand, given the uncertainties in this situation, it would seem prudent to increase our reserve," noted Clark.

"This file has been upsetting to our shareholders and our employees and I regret the economic cost to the Bank. I want to reassure all of our shareholders that this unfortunate situation has not deflected us from our core business strategy. We have strategies in place in both Canada and in the U.S. which will drive strong growth in earnings. The additional reserves taken this quarter can be absorbed without reducing capital from second quarter levels," concluded Clark.

Analyst and investor call

TDBFG will hold an analyst and investor call on Tuesday, August 16th at 8:30 a.m. ET. The call will include remarks by Ed Clark and will be followed by a question and answer period. The Bank's Chief Financial Officer, Dan Marinangeli and TD's General Counsel, Chris Montague will also be on the call to answer questions. Pre-qualified analysts and investors may ask questions by dialing 416-640-4127 or 1-800-814-4890. All other participants may also access the call at those numbers, but in listen-only mode.

An audiocast of the call will be accessible via TD Bank Financial Group's website, at www.td.com/investor/index/jsp. In addition, the event will be archived on TDBFG's web site at www.td.com/investor/calendar_arch.jsp following the audiocast and will be available for replay for a period of at least one month.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN $359 billion in assets, as of April 30, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "might," "should," "possibility," or "hope," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include the possibility that the settlement may not be approved by the United States Bankruptcy Court; that there may be unexpected regulatory or government action taken in connection with Enron; and that the increase to the Bank's contingent litigation reserve may not be sufficient. The preceding list is not exhaustive of all possible factors. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statement that is contained in this news release.

For more information:

Investor Relations:
Scott Lamb, Investor Relations, (416) 982-5075

Media:
Dianne Salt, External Communications, (416) 308-6807

2

QuickLinks

FORM 6-K SIGNATURES
TD BANK FINANCIAL GROUP ANNOUNCES SETTLEMENT IN ENRON BANKRUPTCY LITIGATION